Brookmount Explorations, Inc.

VIA EDGAR

May 15, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Brookmount Explorations, Inc. Amended Offering Statement on Form 1-A Filed April 30, 2025 File No. 024-12392

Ladies and Gentlemen:

Brookmount Explorations, Inc. (the "Company") hereby requests qualification of the above-referenced Amended Offering Statement on Form 1-A on May 19, 2025 at 5:00 p.m. eastern time, or as soon as practicable thereafter.

The Company acknowledges that:

1.        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing.

2.       The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.       The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state (Florida; Colorado).

Brookmount Explorations, Inc.

By: /s/ Nils Ollquist

Nils Ollquist

President and CEO